November 28, 2005

Via EDGAR and Facsimile

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	Getty Images, Inc.
Form 10-K for the year ended December 31, 2004
Form 10-Q for the quarter ended September 30, 2005

File No. 001-31516

Dear Mr. Spirgel:

Thank you for your letter dated November 15, 2005 setting forth the comments of the staff of the Securities and Exchange Commission (the “Commission”) on the Annual Report on Form 10-K for the year ended December 31, 2004 and the Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 of Getty Images, Inc.

We have set forth below each of the staff’s comments followed by our responses. In addition, the company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the year ended December 31, 2004

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue, page 13

Comment No. 1

We note that the revenues increased from fiscal year 2003 to 2004 due to certain factors, including reduced levels of discounting for certain uses of rights-managed imagery. Please tell us more details of this discounting and your related accounting policy.

Response to Comment No. 1

In 2003, we reviewed a detailed history of discounts (from our published pricelist) that we had provided to customers and determined that the discounts were too generous for certain uses of rights-managed imagery. Therefore, management put business policies in place that limited the level of discounts that sales personnel could offer to customers without further approval, which resulted in an overall reduction in discounts given.

The discounts to which we are referring are immediate reductions of licensing fees that are fully realized as reductions of revenue at the time of license.

Income Tax Expense, page 14

Comment No. 2

We note that you reversed your valuation allowance in 2003. Please provide us with more specific details of this reversal and the factors used in your determination that this reversal was appropriate.

Response to Comment No. 2

In the fourth quarter of 2003, as we stated that we would in our 2002 Annual Report on Form 10-K and our 2003 Quarterly Reports on Form 10-Q, we performed our annual update of our estimated future taxable income and re-evaluated the necessity of our valuation allowances. We perform this update in the fourth quarter of each year because at this time we complete our budget for the following year, have completed our income tax returns for the prior year, and have a reasonably good projection of our results for the current year. The 2003 update showed that, based on the weight of all available evidence, both positive and negative, it was more likely than not that we would realize our entire deferred tax asset relating to our U.S. operations (excluding capital loss carryforwards). At that point, our U.S. operations had generated taxable income in 2002 and 2003, and we expected them to continue to do so in 2004 and beyond. Therefore, we reversed our entire $25.3 million valuation allowance relating to our U.S. operations (excluding capital loss carryforwards), with $10.2 million related to net operating losses reversed through a credit to income tax expense and $15.1 million related to employee stock option exercises reversed through a credit to additional paid-in capital. Subsequent to this reversal, our U.S. operations generated significant taxable income in 2004 and 2005, and the deferred tax asset is being realized as expected.

We retained our entire $3.0 million valuation allowance related to deferred tax assets generated from capital loss carryforwards (which are subject to different tax rules than ordinary taxable income from operations) and net operating losses of certain foreign subsidiaries not subject to U.S. tax because, based on the weight of all available evidence, we would likely not fully realize these assets. Since the fourth quarter of 2003, we have continued to grow the deferred tax asset and associated valuation allowance related to net operating losses of certain foreign subsidiaries, as our expectations for realization of these assets remains the same.

Property and Equipment, page 21

Comment No. 3

Tell us how you determine impairment for your imagery.

Response to Comment No. 3

The costs capitalized as imagery within property and equipment represent the costs of creating and purchasing digital imagery. These assets are not akin to inventory, as customers do not take ownership of the assets. Rather, we license to our customers the rights to use the imagery subject to certain terms and conditions. Therefore, we categorize and account for these digital assets as property and equipment. The costs of creating and purchasing imagery are captured in only two groups, contemporary imagery and archival imagery. Within these two groups, costs are not further segregated or tracked by image, collection or type of licensing model (i.e. royalty-free or rights-managed) because costs incurred to create and purchase imagery apply to multiple images and cannot be reasonably separated and associated with individual images.

We determine impairment of our imagery in the same way that we determine impairment for our other property and equipment. We review these assets for impairment in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Such events or changes in circumstances might include:

•	a significant decrease in the price we are able to achieve for licenses of imagery;

•	a significant decrease in the volume of imagery we are licensing;

•	a significant adverse change in the extent or manner in which the image assets are being used (e.g. the majority of customers request delivery of imagery in another format);

•	a significant adverse change in the physical condition of the digital imagery;

•	a significant adverse change in legal factors or in the business climate that could affect the value of digital imagery (e.g. significant legal issues related to model or property releases or copyright violations);

•	an accumulation of costs significantly in excess of the amount originally expected for the acquisition, construction or delivery of digital imagery such that we might not be able to recover the costs;

•	a current expectation that, more likely than not, contemporary imagery or archival imagery, each as a group, will be disposed of significantly before the end of its previously estimated useful life.

No such events or changes in circumstances have occurred at any point to indicate to us that the carrying amounts of our contemporary or archival imagery might not be recoverable from the expected future cash flows from licenses of the imagery.

Item 8. Consolidated Financial Statements and Supplementary Data

Consolidated Statements of Income, page F-4

Comment No. 4

If the captions “cost of sales” and “gross profit” exclude depreciation and amortization for property and equipment directly attributed to the generation of revenue, we believe that this presentation inappropriately reports a figure of income before depreciation and amortization. As required by SAB 11:B, revise your presentation to either reclassify the applicable depreciation to “cost of sales” or remove the caption “gross margin” and indicate the amount of applicable depreciation that is excluded from “cost of sales.”

Response to Comment No. 4

Because of the nature of our business, revenue for a particular reporting period and depreciation of property and equipment for that same period are not as directly attributable to each other as they might be for a traditional manufacturing company. As such, we do not believe that associating depreciation with the line we have captioned “cost of sales” would be meaningful. We have presented clearly, both in the footnotes to the financial statements and in Management’s Discussion and Analysis of Financial Condition and Results of Operations within our periodic filings, our accounting policies for, and the composition of, the costs we include in cost of sales, as well as those we include in depreciation. Therefore, we do not believe that investors misunderstand what is included in our calculation of “gross profit.”

We have noted, however, that many companies are moving away from presenting “gross profit” in their statements of income. We do not use gross profit as a significant measure of income internally, nor do we emphasize this caption when communicating with investors. Rather, we focus on income from operations and earnings per share, both of which include depreciation and amortization, as measures of our profitability. As such, we believe that removing the gross profit line from our income statement would not eliminate meaningful information from our disclosures and would comply with SAB 11:B. In addition, we believe that we can help investors more readily understand (i.e. without having to look in the footnotes) what costs are included on the line we have captioned “cost of sales” by re-captioning the line. Therefore, we will revise the presentation of our consolidated statements of income in future filings as follows:

•	we will eliminate the line captioned “gross profit;”

•	we will change the caption “cost of sales” to “royalties” (as this is what comprises the costs shown on this line); and

•	we will include “royalties” in the subtotal of “operating expenses.”

Please see an illustration of this presentation in Appendix A to this letter. We will present our consolidated statements of income in this manner beginning with our 2005 Annual Report on Form 10-K, conform the 2004 and 2003 statements to this presentation and discuss the revision in the footnotes to the financial statements and in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Form 10-Q for the quarter ended September 30, 2005

Note 2. Acquisitions of Businesses, page 11

Comment No. 5

We note significant goodwill was recorded relating to the Digital Vision and Photonica acquisitions. Please tell us the details of the intangibles recorded relating to these acquisitions. In addition, please tell us your consideration of assigning any value to other intangibles, including image content and relationships with contributors.

Response to Comment No. 5

We purchased Digital Vision for $177.5 million and allocated the majority of the purchase price to goodwill ($135.1 million), identifiable intangible assets ($33.2 million) and contemporary imagery ($5.4 million). The identifiable intangible assets consist of a trade name and trademarks ($18.7 million), distributor contracts and relationships ($14.3 million) and non-compete agreements ($0.2 million).

We purchased Photonica for $63.7 million and allocated the majority of the purchase price to goodwill ($41.3 million) and identifiable intangible assets ($11.6 million). The identifiable intangible assets consist of a trade name and a trademark ($7.2 million), artist/photographer contracts ($3.8 million) and customer lists ($0.6 million).

For both of these acquisitions, we identified and valued the acquired identifiable intangible assets and imagery with the assistance of external valuation consultants. The process of identifying and valuing these acquired assets included, but was not limited to, the following:

•	reviewing acquisition agreements and other related documents;

•	analyzing the operational and financial aspects of the acquired businesses, including historical and estimated future trends, products, services and markets;

•	analyzing in detail the nature of the acquired businesses and the acquired assets, including each asset’s characteristics, expected future changes and enhancements, income generating ability, and lifecycle changes;

•	developing valuation models to value the identified assets, including models that used income, market and cost approaches; and

•	gathering market and industry information in support of various assumptions and inputs to the models.

Although generally similar in nature, Digital Vision and Photonica had unique operating characteristics that led to different conclusions regarding the types and valuations of assets acquired.

Digital Vision owned the copyrights to a majority of its images, and its business model was to license imagery through a network of distributors (which we will continue to do). As a result, we assigned value to imagery and to distributor contracts and relationships. We did not assign value to acquired customer lists because the revenue generated by Digital Vision through direct licenses to customers was insignificant, and the majority of their customers were already our customers as well.

Photonica did not own the copyrights to any imagery, but rather it represented imagery owned by others and licensed this imagery directly to its customers (which we will continue to do). As a result, we assigned value to artist/photographer contracts and relationships and to customer lists.

Each valuation, which incorporated assumptions that marketplace participants would use in making estimates of fair value, ultimately yielded a significant value for goodwill. We believe the goodwill recorded is justifiable given the operating synergies from which we immediately benefited and our ability to leverage the acquired distribution channel of Digital Vision to potentially increase licenses of our pre-existing image collections.

Please direct any further questions or comments to the undersigned at Getty Images, Inc., 601 North 34th Street, Seattle, WA 98103, by phone at 206-925-6003 or by fax at 206-925-5622.

Sincerely,

/s/    Elizabeth J. Huebner

Elizabeth J. Huebner

Senior Vice President and Chief Financial Officer

cc:	Jeffrey L. Beyle, Senior Vice President and General Counsel, Getty Images, Inc.

Laurence Leslie, Vice President External Reporting, Getty Images, Inc.

Kyle Moffatt, U.S. Securities and Exchange Commission

Michael Henderson, U.S. Securities and Exchange Commission

Perkins Coie LLP

PricewaterhouseCoopers LLP

Appendix A

Comment No. 4

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, (In thousands, except per share amounts)	2004	2003
Revenue	$622,427	$523,196

Royalties	172,684	148,343
Selling, general and administrative expenses	225,128	210,011
Depreciation	52,976	57,348
Amortization	4,559	4,052
Other operating (income) expenses	(1,187)	173

Operating expenses	454,160	419,927

Income from operations	168,267	103,269

Interest expense	(3,828)	(9,765)
Investment income	9,133	3,847
Exchange gains, net	467	2,142
Debt extinguishment costs	—	(11,777)

Income before income taxes	174,039	87,716
Income tax expense	(67,389)	(23,699)

Net income	$106,650	$64,017

Earnings per share
Basic	$1.81	$1.16
Diluted	1.72	1.11
Shares used in computing earnings per share
Basic	59,006	55,412
Diluted	62,031	57,514

The accompanying notes are an integral part of these Consolidated Financial Statements.